Exhibit 3

GOVERNANCE AND STANDSTILL AGREEMENT

This GOVERNANCE AND STANDSTILL AGREEMENT (this “Agreement”), dated as of March 16, 2007, is entered into by and among Alliance Imaging, Inc., a Delaware corporation (together with its successors, the “Company”), OCM Principal Opportunities Fund IV, L.P., a California limited partnership (“OCM Fund” and, together with its Affiliates (as defined below), successors and Permitted Assignees (as defined below), “Oaktree”), and MTS Health Investors II, L.P., a Delaware limited partnership (“MTS Health Investors” and, together with its Affiliates, successors and Permitted Assignees, “MTS” and, together with Oaktree, the “Oaktree Parties”).

W I T N E S S E T H

WHEREAS, affiliates of Kohlberg Kravis Roberts & Co. (“KKR”) beneficially own as of the date hereof 25,944,570 shares of the Common Stock (as defined below), representing approximately 52% of the Adjusted Outstanding Common Stock (as defined below);

WHEREAS, KKR, OCM Fund and MTS Health Investors are entering into that certain Stock Purchase Agreement dated as of the date hereof (the “Stock Purchase Agreement”) pursuant to which KKR will agree to sell, and OCM Fund and MTS Health Investors will agree to buy, 24,501,505 shares of Common Stock, representing approximately 49% of the Adjusted Outstanding Common Stock of the Company; and

WHEREAS, in connection with the execution of the Stock Purchase Agreement, KKR and a Special Committee of the Board of Directors comprised of independent and disinterested directors unaffiliated with KKR (the “Special Committee”) has requested that the Oaktree Parties enter into this Governance and Standstill Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

Section 1.1   Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Adjusted Outstanding Common Stock” shall mean, at any time, the total number of shares of outstanding Common Stock at such time.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Agreement” shall mean this Agreement as in effect on the date hereof and as hereafter from time to time amended, modified or supplemented in accordance with the terms hereof.

“Beneficial Ownership” or “Beneficially Own” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

“Board of Directors” shall mean the Board of Directors of the Company as from time to time hereafter constituted.

“Business Day” shall mean any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law or executive order to close.

“Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company” shall have the meaning set forth in the preamble hereto.

“Designee” shall have the meaning set forth in Section 2.1(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“KKR Management Agreement” shall mean that certain letter agreement, dated as of November 2, 1999, by and between the Company and Kohlberg Kravis Roberts & Co., L.P. relating to management, consulting and financial services to the Company.

“Person” shall mean an individual, corporation, unincorporated association, partnership, trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, any governmental entity or any other entity of whatever nature.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, agents and other representatives acting in such capacity.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Standstill Limit” shall mean 49.9% of the Adjusted Outstanding Common Stock.

“Standstill Period” shall mean the period beginning on the Closing Date (as defined in the Stock Purchase Agreement) and ending on the third anniversary thereof.

“Unaffiliated Director” shall mean a member of the Board of Directors who is neither (a) an affiliate of any of the Oaktree Parties, nor (b) an employee of the Company.

ARTICLE II.

CORPORATE GOVERNANCE

Section 2.1	Board of Directors.

(a)          The parties agree that, during the Standstill Period, the number of directors of the Board of Directors shall be fixed at seven (7) members, which number shall not be modified except pursuant to an affirmative vote of 66-2/3% of the directors then in office at the time of such modification or a greater number if required in the Company’s Certificate of Incorporation and/or Bylaws.

(b)          For so long as the Oaktree Parties Beneficially Own an aggregate of at least 35% of the Adjusted Outstanding Common Stock, the Oaktree Parties shall have the right to nominate three (3) members to the Board of Directors (each, a “Designee,” and collectively, the “Designees”). Each Designee shall be subject to the reasonable prior approval of a majority of both the Unaffiliated Directors and the Nominating/Corporate Governance Committee and shall continue to serve as a director until the sooner of such director’s death, resignation, or the next election of directors at which his/her class of directors shall be elected. Each Designee shall be nominated to serve in a different class of the Board of Directors. Class I of the Board of Directors shall have three (3) members, consisting of one (1) Designee, one (1) Unaffiliated Director, and the Company’s Chief Executive Officer. Each of Classes II and III shall have two (2) members, consisting of one (1) Designee and one (1) Unaffiliated Director. Subject to the completion of commercially reasonable and timely due diligence by the Unaffiliated Directors which has been commenced prior to the date hereof, Stephen Kaplan, Michael P. Harmon and Curtis S. Lane shall be the initial Designees for election to the Board of Directors. In the event that the Oaktree Parties Beneficially Own less than 35% but at least 25% of the Adjusted Outstanding Common Stock, the Oaktree Parties shall have the right to nominate two (2) Designees, a Class II Director and a Class III Director. In that case, the number of Designees on committees of the Board of Directors as set forth below shall be reduced by one. In the event that the Oaktree Parties Beneficially Own less than 25% but at least 15% of the Adjusted Outstanding Common Stock, the Oaktree Parties shall have the right to nominate one (1) Designee, a Class III Director. In that case, the Designee shall not be entitled to sit on any of the committees of the Board of Directors set forth below. In the event that the Oaktree Parties Beneficially Own less than 15% of the Adjusted Outstanding Common Stock, the Oaktree Parties shall have no contractual right to nominate any Designees (but nothing contained herein shall adversely affect their rights to make nominations as a stockholder at such time).

(c)          Subject to applicable law, in the event any Designee on the Board of Directors shall cease to serve as a director for any reason (other than the failure of the stockholders of the Company to elect such person as director), the vacancy resulting therefrom shall be filled by another Designee, subject to reasonable prior approval of the Unaffiliated Directors and the Nominating/Corporate Governance Committee.

Section 2.2	Board Committees.

(a)          Executive Committee. The parties agree the Executive Committee of the Board of Directors shall be disbanded effective as of the date of the consummation of the transactions contemplated by the Stock Purchase Agreement, and it will not be reconstituted without the prior consent of a majority of the Unaffiliated Directors.

(b)         Audit Committee. The parties agree that during the Standstill Period and for so long as otherwise required by applicable law and the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed, the Audit Committee of the Board of Directors shall be comprised exclusively of Unaffiliated Directors.

(c)          Compensation Committee. Subject to applicable law and compliance with the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed, the parties agree that during the Standstill Period the Compensation Committee of the Board of Directors shall be comprised of four (4) members, consisting of two (2) Designees and two (2) Unaffiliated Directors. Subject to applicable law and compliance with the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed, the Chairperson of the Compensation Committee shall be a Designee. The parties and their Designees agree to use commercially reasonable efforts to prepare for approval by the Board of Directors a new Compensation Committee charter which will be compliant with applicable law and with the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed, such charter to be effective as of the closing of the transactions contemplated by the Stock Purchase Agreement.

(d)          Nominating/Corporate Governance Committee. Subject to applicable law and compliance with the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed, the parties agree that during the Standstill Period the Nominating/Corporate Governance Committee of the Board of Directors shall be comprised of four (4) members, consisting of two (2) Designees and two (2) Unaffiliated Directors. During the Standstill Period, the Chairperson of the Nominating/Corporate Governance Committee shall be an Unaffiliated Director. The parties and their Designees agree to use commercially reasonable efforts to prepare for approval by the Board of Directors a new Nominating/Corporate Governance Committee charter which will, among other things, (i) comply with applicable law; (ii) comply with the rules and regulations of the New York Stock Exchange and any successor organization on which the Company’s Common Stock is listed; and (iii) provide that the Board of Directors shall not nominate any person to serve as a director of the Company unless such person has been previously approved for nomination by the Nominating/Corporate Governance Committee, such charter to be effective as of the closing of the transactions contemplated by the Stock Purchase Agreement.

(e)          Finance Committee. The parties agree a new Finance Committee of the Board of Directors shall be created upon consummation of the transactions contemplated by the Stock Purchase Agreement. During the Standstill Period, the Finance Committee of the Board of Directors shall be comprised of three (3) members, consisting of the Company’s Chief Executive

Officer, one (1) Designee, and one (1) Unaffiliated Director and the Chairperson of the Finance Committee shall be the Company’s Chief Executive Officer. The parties and their Designees agree to use commercially reasonable efforts to prepare a new Finance Committee charter for approval by the Board of Directors, such charter to be effective as of the closing of the transactions contemplated by the Stock Purchase Agreement.

Section 2.3       No Management Fees to be Paid to the Oaktree Parties. The parties agree that, during the Standstill Period and in the absence of approval thereof in accordance with Section 203 of the Delaware General Corporation Law, the Company shall not pay to any of the Oaktree Parties any management or similar fees; provided, however, nothing in this Section 2.3 shall prohibit the Company from indemnifying a Designee as a director of the Company or from reimbursing a Designee for expenses incurred as a director, in each case on terms and to the same extent the Company indemnifies or reimburses expenses of its other directors pursuant to its organizational documents, indemnity agreements, directors’ and officers’ liability insurance policies in effect from time to time, and applicable law.

Section 2.4	Management Rights.

The parties agree that during the Standstill Period.

(a)          Each of the Oaktree Parties shall be permitted to consult with management of the Company (the “Management”) on significant business issues, including Management’s proposed annual operating plans, and Management will make itself available to meet with each of the Oaktree Parties regularly during each year at mutually agreeable times for such consultation and to review progress in achieving said plans.

(b)          In the event of any material development to or affecting the Company’s business, the Company shall provide the Oaktree Parties with the opportunity, on reasonable prior written notice, to consult with the Company’s Management of its views with respect thereto.

(c)          The Oaktree Parties may examine the books and records of the Company and visit and inspect its facilities and may reasonably request information at reasonable times and intervals concerning the general status of the Company’s financial conditions and operations.

(d)          On reasonable prior written notice, the Oaktree Parties may discuss the business operations, properties and financial and other conditions of the Company with the Company’s Management and with the Company’s independent accountants.

(e)          The Oaktree Parties shall be entitled to request that the Company provide, when available, copies of (i) all financial statements, forecasts and projections provided to or approved by the Board of Directors; (ii) all consolidated balance sheets and consolidated statements of income and cash flows; (iii) all notices, minutes, proxy materials, consents and correspondence and other material that it provides to its directors and stockholders; (iv) any letter issued to the Company by its accountants with respect to the Company’s internal controls; (v) any documents filed by the Company with the United States Securities and Exchange Commission; and (vi) such other business and financial data as any Oaktree Party reasonably may request in writing from time to time.

(f)           No Oaktree Party will exercise any of the foregoing rights set forth in this Section 2.4 at any time that a representative of such Oaktree Party is a member of the Board of Directors. In addition, the foregoing rights set forth in this Section 2.4 shall not be exercisable by any Oaktree Party unless (a) such party Beneficially Owns at least 5% of the Adjusted Outstanding Common Stock (or 2% in the case of MTS Health Investors); and (b) prior to the exercise of the rights, (i) such Oaktree Party enters into a confidentiality agreement reasonably acceptable to the Company which shall govern the manner in which the Oaktree Party will hold and use the information; and (ii) such Oaktree Party agrees to abide by all applicable laws and regulations pertaining to the use of such information, including without limitation, Regulation FD.

ARTICLE III.

STANDSTILL AGREEMENT

Section 3.1	Standstill Agreement.

During the Standstill Period, none of the Oaktree Parties will, directly or indirectly, nor will it authorize or direct any of its Representatives to (and will take appropriate action against such Representatives to discourage), in each case without the prior written consent of a majority of the Unaffiliated Directors in their sole and absolute discretion:

(i)           acquire, propose to be acquired, or cause to be acquired, Beneficial Ownership of additional securities of the Company that would cause the Oaktree Parties’ aggregate Beneficial Ownership of Common Stock to exceed the Standstill Limit;

(ii)         publicly announce or disclose any intention, plan or arrangement inconsistent with the foregoing; or

(iii)        take any actions which would be inconsistent with the purpose and intent of this Section 3.1.

ARTICLE IV.

PAYMENT OF CERTAIN COMPANY EXPENSES

Section 4.1.	Payment of Certain Company Expenses.

At the closing of the transactions contemplated by the Stock Purchase Agreement and upon presentment to the Oaktree Parties of reasonable documentation thereof, the Oaktree Parties shall reimburse the Company an amount not to exceed $1,250,000 for actual expenses (including financial advisory and legal fees but not including Special Committee member compensation) incurred by the Company or the Special Committee in connection with the activities of the Special Committee of the Board of Directors formed in January 2007.

ARTICLE V.

MISCELLANEOUS

Section 5.1	Notices.

All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile (with receipt of confirmation of delivery), to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(a)	If to the Oaktree Parties, to:

OCM Principal Opportunities Fund IV, L.P.

c/o Oaktree Capital Management, LLC

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

Attention: Michael P. Harmon

Fax: (213) 830-6393

MTS Health Investors II, L.P.

c/o MTS Health Partners

623 Fifth Avenue, 15th Floor

New York, NY 10022

Attention: Curtis S. Lane

Fax: (212) 887-2111

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 S. Grand Avenue, Suite 3400

Los Angeles, CA 90071

Attention: Jeffrey H. Cohen and Rick C. Madden

Fax: (213) 687-5600

(b)	If to the Company, to:

Alliance Imaging, Inc.

1900 S. State College Blvd., Suite 600

Anaheim, CA 92806

Attention: Paul S. Viviano, CEO

Fax: (714) 688-3397

With a copy to:

Alliance Imaging, Inc.

1900 S. State College Blvd., Suite 600

Anaheim, CA 92806

Attention: Eli Glovinsky, General Counsel

Fax: (714) 688-3397

Gibson, Dunn & Crutcher LLP

2029 Century Park East, Suite 4000

Los Angeles, CA 90067

Attention: Jonathan K. Layne

Fax: (310) 552-7053

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next business day, if sent by national courier service for next business day delivery or (iii) the business day on which confirmation of delivery is received, if sent by facsimile.

Section 5.2       Entire Agreement; Amendment. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters. No provision of this Agreement may be amended or modified in whole or in part at any time unless agreed to in writing in advance by the parties and a majority of the Unaffiliated Directors. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

Section 5.3       Effectiveness. This Agreement shall be effective as of the closing of the transactions contemplated by the Stock Purchase Agreement. In the event that the Stock Purchase Agreement is terminated in accordance with its terms prior to the closing of the transactions contemplated by the Stock Purchase Agreement, this Agreement shall be of no force or effect.

Section 5.4       Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

Section 5.5       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

Section 5.6       Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the internal laws (without reference to choice or conflict of laws) of the State of Delaware, and each party hereby submits to the exclusive jurisdiction of the Delaware Court of Chancery of the State of Delaware. Each party hereby waives all right to a trial by jury in any action, suit or proceeding brought to enforce or defend any rights or remedies under this Agreement. Each party irrevocably consents to the service of any and all process in any such action, suit or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 5.1.

Section 5.7       Specific Performance. Each party agrees that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof. Accordingly, each of the parties hereby consents to the issuance of injunctive relief without bond by the Delaware Court of Chancery to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

Section 5.8       Successors and Assigns; Third Party Beneficiaries. None of the Oaktree Parties may transfer or assign any of its rights and obligations under this Agreement without the prior written consent of a majority of the Unaffiliated Directors; provided, however, that each of the Oaktree Parties may assign all or a portion of its rights hereunder to an Affiliate or one or more of its limited partners (each a “Permitted Assignee” and collectively “Permitted Assignees”) which delivers an executed counterpart to this Agreement as a condition precedent to the effectiveness of such assignment. This Agreement shall bind and inure to the benefit of the Company’s successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the Oaktree Parties, the Permitted Assignees, and the Company, or their successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. Notwithstanding anything to the contrary contained herein, no purchaser of Common Stock from any of the Oaktree Parties (other than another of the Oaktree Parties or an Affiliate of the Oaktree Parties or other Permitted Assignee) shall be deemed to be a successor or permitted assign by reason merely of such purchase.

Section 5.9       Headings and Captions. The section headings and captions contained in this Agreement are for reference purposes only, are not part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

Section 5.10     No Approval of Stock Purchase Agreement; No DGCL Section 203 Waiver. For the avoidance of doubt, neither the existence of this Agreement nor any provision herein shall be construed as either (a) an approval or disapproval of the Stock Purchase Agreement or the sale of shares thereunder; (b) an approval or disapproval of any transaction by which any of the Oaktree Parties may be deemed to be an “interested stockholder” for purposes of Delaware General Corporation Law Section 203; or (c) a waiver by the Company of any of the provisions of Delaware General Corporation Law Section 203. Each of the Oaktree Parties agrees to never take any position or assert any claim which is contrary to the foregoing.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV
GP, L.P., its General Partner

By: OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD, its General Partner

By: OAKTREE CAPITAL MANAGEMENT, LLC, a Director

By: /s/ Michael P. Harmon

Name: Michael P. Harmon

Title: Managing Director

By: /s/ Andrew Salter

Name: Andrew Salter

Title: Vice President

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC,
its General Partner

By: MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By: /s/ Curtis S. Lane

Name: Curtis S. Lane

Title: Senior Managing Director

ALLIANCE IMAGING, INC.

By: /s/ Paul S. Viviano

Name: Paul S. Viviano

Title: Chief Executive Officer